Exhibit 99.3

E-HOUSE (CHINA) HOLDINGS LIMITED
TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING ORDINARY SHARES OF
E-HOUSE (CHINA) HOLDINGS LIMITED

Please refer to the reverse side of this card for the resolution to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN
Resolution 1.	☐	☐	☐

Address Change ☐ Mark box, sign and indicate changes/comments below:

Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: Marking this box voids any other instructions indicated above.	☐

Sign Below	Date: ________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Resolution
1.
The election and appointment of Gordon Jianjun Zang by the Board of Directors of the Company as a director of the Company, effective as of September 29, 2009, until a successor thereof is duly elected and qualified, be and hereby is approved and confirmed, and where necessary ratified, and each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

E-House (China) Holdings Limited
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A., (the “Depositary”) has received advice that the Annual General Meeting of Shareholders (the “Meeting”) of E-House (China) Holdings Limited (the “Company”) will be held at the main conference room on 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China, on Wednesday, December 30, 2009 at 2:00 p.m. (Beijing time), for the purposes set forth on this card.
If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from the Resolution to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolution. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (EST), December 28, 2009. Only the registered holders of record at the close of business November 30, 2009 will be entitled to execute the attached Voting Instruction Card.
The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs registered in the name of the signatory on the books of the Depositary at the close of business November 30, 2009, at the Meeting to be held in The People’s Republic of China on Wednesday, December 30, 2009, or at any adjournment thereof.
These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the Chairman of the Meeting, the underlying Ordinary Shares represented by your ADRs will be voted by the Chairman of the Meeting in his or her discretion. If these instructions are properly signed and dated but no direction is made, the underlying Ordinary Shares represented by such Receipts will not be voted by the Depositary at the Meeting.
The 2009 Notice of Annual General Meeting is available on the Company’s website at http://ir.ehousechina.com/phoenix.zhtml?c=210223&p=irol-agm. Additionally, shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at www.ehousechina.com, or by writing to Michelle Yuan, E-House (China) Holdings Limited, 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China, or by email to liyuan@ehousechina.com.
NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be received by the Depositary before 12:00 p.m. (EST), December 28, 2009.
JPMorgan Chase Bank, N.A., Depositary
PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
Please see reverse side for Voting Instructions.